UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 6-K/A

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                               DECEMBER 14, 2004

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on September 27, 2004


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RESOLUTIONS - TDC EGM

TDC EXTRAORDINARY GENERAL MEETING - RESOLUTIONS

Today, at the Extraordinary General Meeting of TDC A/S, the following amendments to the Articles of Association have been resolved:

* The Chairman and the Vice-Chairman (of the Board of Directors) are elected by the Board of Directors instead of by the General Meeting

* The provisions regarding alternates (for the members of the Board of Directors) have been repealed

* The number of members of the Board of Directors has been amended from 8 to 6-8

* The number of members of the Executive Committee has been amended from 3-8 to 2-4

Furthermore, Stine Bosse, Preben Damgaard and Per-Arne Sandstroem have been elected as new members of the Board of Directors.

For further information please contact TDC Investor Relations at +45 3343 7680.


TDC A/S
Norregade 21
0900 Kobenhavn C
www.tdc.dk

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                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

   DECEMBER 14, 2004                              /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations